Exhibit (e)

BY
Medallion Financial Corp.	(the “Company”)
(name of corporation)
a Delaware
(state of corporation)
Corporation
(description of entity — e.g., corporation, partnership)

The Company is authorized to issue the following shares/units:

Class of Stock	Par Value	Number of Shares/Units Authorized
Common	$0.01	50,000,000
Preferred	$0.01	1,000,000

The address of the Company to which notices may be sent is:

Medallion Financial Corp.

437 Madison Avenue, 38th floor

New York, NY 10022

The name and address of legal counsel for the Company is:

Medallion Financial Corp.

Attn: Legal Department

437 Madison Avenue, 38th floor

New York, NY 10022

Attached are copies of the certificate of incorporation and bylaws (or such other comparable documents for non-corporate entities), as amended, of the Company, which are duly authorized, complete, up to date, and accurate.

If any provision of the certificate of incorporation or bylaws of the Company, any court or administrative order, or any other document, affects any transfer agency or registrar function or responsibility relating to the shares, attached is a statement of each such provision.

All shares issued and outstanding as of the date hereof, or to be issued during the term of this appointment, are/shall be duly authorized, validly issued, fully paid and non-assessable. All such shares are (or, in the case of shares that have not yet been issued, will be) duly registered under the Securities Act of 1933 and the Securities Exchange Act of 1934. Any shares not so registered were or shall be issued or transferred in a transaction or series of transactions exempt from the registration provisions of the relevant law, and in each such issuance or transfer, the Company was or shall be so advised by its legal counsel and all shares issued or to be issued bear or shall bear all appropriate legends.

Since April 20, 1998 American Stock Transfer & Trust Company, LLC (“AST”) has served as transfer agent and registrar for the shares/units of the Company set forth above and as agent for the Company’s Dividend Reinvestment Plan attached hereto in the appendix. AST hereby reaffirms its appointment as transfer agent and registrar for the shares/units of the Company set forth above and agent for the Company’s Dividend Reinvestment Plan, in accordance with the general practices of AST and its regulations set forth in the attached document entitled “Regulations of American Stock Transfer & Trust Company, LLC”. The Company represents and warrants to AST that: (i) it is a corporation duly organized and validly existing and in good standing under the laws of the state of its incorporation; (ii) it is empowered under applicable laws and governing instruments to enter into and perform this Certificate; and (iii) all corporate proceedings required by such governing instruments and applicable law have been taken to authorize it to enter into and perform this Certificate.

The initial term of this Certificate of Appointment (this “Certificate”) shall be three (3) years from the date hereof and the appointment shall automatically be renewed for further three (3) year successive terms without further action of the parties, unless written notice is provided by either party at least ninety (90) days prior to the end of the initial or any subsequent three (3) year period. The term of this appointment shall be governed in accordance with this paragraph, notwithstanding the cessation of active trading in the capital stock of the Company.

The Company will advise AST promptly of any change in any information contained in this Certificate by a supplemental certificate or otherwise in writing to AST at 6201 15th Avenue, Brooklyn, New York 11219, Attention: General Counsel.

WITNESS my hand this 14th day of May, 2012.

[Medallion Financial Corp.]

By:	/s/ Larry D. Hall
Name: Larry D. Hall Title: Chief Financial Officer

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By:	/s/ Paula Caroppoli
Name: Paula Caroppoli Title: Senior Vice President

MEDALLION FINANCIAL CORP.

DIVIDEND REINVESTMENT PLAN

Medallion Financial Corp.

205 East 42nd Street

Suite 2020

New York, New York 10017

(212) 682-3300

Plan Agent:

The First National Bank of Boston

c/o Boston EquiServe

P.O. Box 1681

Boston, MA 02105

Customer Service: (617) 575-3170

The following is the Medallion Financial Corp. Dividend Reinvestment Plan (the “Plan”). Further questions and correspondence should be directed to either of the addresses listed on the front of the Plan:

1.	What is the purpose of the Plan?

The purpose of the Plan is to provide stockholders who choose to participate (“Participants”) with a simple and convenient method of investing cash dividends and distributions in additional shares of Common Stock, $0.01 par value, of Medallion Financial Corp. (the “Company”) at the current market price. Participants in the Plan may have cash dividends and distributions automatically reinvested without charges for record keeping, and may take advantage of the custodial and reporting services provided by the First National Bank of Boston as Plan agent (the “Bank of Boston”) at no additional cost.

2.	What does the Bank of Boston do?

The Bank of Boston administers the Plan for Participants, keeps records, sends statements of account to Participants and performs other duties relating to the Plan.

3.	How does a shareholder enroll?

A shareholder whose shares are registered in his own name may join the Plan by signing an Authorization Form and returning it to the Bank of Boston at the address identified on the form. Authorization Forms may be obtained at any time by written request to The First National Bank of Boston, c/o Boston EquiServe, P.O. Box 1681, Boston, MA 02105 or by telephoning Customer Service at (617) 575-3170.

4.	What if the shares are held by a broker, bank or nominee?

If your shares are held on the books of the Bank of Boston in the name of a broker, bank or other nominee (a “nominee”), you can participate in the Plan only to the extent that the nominee participates on your behalf. Many nominees do not provide that service and routinely request dividends and distributions to be paid in cash on all shares registered in their names. Therefore, if your shares are held for your account by a nominee, you must either make appropriate arrangements for your nominee to participate on your behalf, or you must become stockholder of record by having a part or all of your shares transferred to your own name.

5.	What if a stockholder would rather receive cash?

If you have enrolled in the Plan and you would rather receive cash, you may use the tear-off portion of your account statement to communicate that you would like to terminate your participation in the Plan. Any communication by you expressing a preference for cash in lieu of shares must be received by the Bank of Boston at the address identified in the response to question 3 before the record date of the next dividend or distribution; otherwise, it will be effective the day after the next dividend distribution date.

6.	What if a stockholder wishes to receive cash on a portion of his or her shares?

If you wish to receive dividends and distributions in cash on some of your shares, and have the remaining dividends and distribution reinvested, simply elect the Partial Reinvestment option on the enrollment form. As a partial Participant, you will receive your dividends and distributions in cash only with respect to the number of shares that you have specified. With respect to any other shares registered in your name, and with respect to the shares credited to your account on the books of the Bank of Boston, the corresponding dividends and distributions will be paid in additional shares.

Subject to the answer to question 5, the number of shares on which you receive cash may be changed at any time simply by writing to the Bank of Boston.

7.	How do optional cash payments work?

Optional cash payments received from a Participant on or prior to the fifth business day preceding a quarterly Common Stock dividend payment date, and no sooner than 30 days prior to the dividend payment date, will be applied by the Bank of Boston to the purchase of additional shares of Common Stock. Optional cash payments received after the fifth business day preceding a Common Stock dividend payment date will be refunded without interest by the Bank of Boston. No interest will be paid by the Company or the Bank of Boston on optional cash payments held for the purchase of shares. A stockholder may participate in the Plan even if he wishes only to invest optional cash payments.

8.	How may optional cash payments be made?

An optional cash payment may be made by a Participant when enrolling in the Plan by enclosing a check or money order with the Authorization Form. Thereafter, optional cash payments may be made quarterly through the use of cash payment forms, attached to statements of account, sent by the Bank of Boston to Participant. The same amount of money need not be sent each quarter, and there is no obligation to make an optional cash payment for each or any quarterly Common Stock dividend payment date. Optional cash payments will be accepted no earlier than 30 days prior to the Common Stock dividend payment date and must be received no later than five business days before such date (the “Cash Acceptance Period”).

The minimum optional cash payment is $25 per quarter. The Company reserves the right to refuse any optional cash payment over $5,000 per quarter, and in the event it exercises this right, the amount of the payment in excess of $5,000 will be returned. Optional cash payments will be refunded if a written request for refund is received by the Bank of Boston at least forty-eight hours prior to application of such payments to the purchase of shares. Funds submitted for investment must be by check or money order, in United States currency, and must be funds available for immediate deposit. Checks drawn against non-U.S. banks must have “U. S. Currency” imprinted on the check. Funds received before or after the Cash Acceptance Period or otherwise not meeting these requirements will be returned.

In the event that a check is returned unpaid for any reason, the Bank of Boston will consider the request for investment of such money sell and void and shall immediately remove shares from the Participant’s account. If any, purchased upon the prior credit of such money. The Bank of Boston shall thereupon be entitled to sell these shares to satisfy the balance of such uncollected amounts. If the net proceeds of the sale of such shares are insufficient to satisfy the balance of such uncollected amounts, the Bank of Boston shall be entitled to sell additional shares from the Participant’s account to satisfy the uncollected balance.

9.	May a stockholder elect to re-enroll once he or she has terminated participation in the Plan?

Yes. If a stockholder has previously elected to receive dividends and distributions in cash and then terminated participation in the Plan, and later wishes to participate in the Plan, the stockholder may re-enroll at any time by completing an authorization form and delivering it to the Bank of Boston. Any letter requesting enrollment must be received by the Bank of Boston prior to the next dividend declaration date in order for it to take effect for that dividend or distribution.

10.	How does the Dividend Reinvestment Plan work?

When the Board of Directors declares a dividend or distribution, all non-participants will receive it in cash. Participants will have credited to their Plan accounts the number of full and fractional shares (computed to three decimal places) that could be obtained, at the price determined in accordance with the answer to Question 13, with the cash, net of any applicable withholding taxes, that would have been paid to them if they were not Participants. Optional cash payments will be invested in the same manner and at the same price as dividends or distributions.

11.	How will shares of Common Stock be purchased for Participants?

The Common Stock is traded on the Nasdaq National Market. The Bank of Boston, as agent for Participants, will make purchases of Common Stock in the over-the-counter market of elsewhere. However, in no event will shares of Common Stock be purchased by the Bank of Boston from the Company, any of its subsidiaries, or any director or officer of the Company or its subsidiaries. The Bank of Boston will commingle each Participant’s funds in making purchases for the Participant’s account.

12.	When will shares of Common Stock be purchased under the Plan?

In the months in which dividends are paid, dividends will be invested beginning on the dividend payment date. The Bank of Boston will make every effort to invest any dividends and optional cash payments it receives promptly beginning on each dividend payment date and in no event later man 30 days from such date, expect where necessary under any applicable federal securities laws.

13.	At what price will shares of Common Stock be purchased for Participants?

The price at which the Bank of Boston will be deemed to have acquired shares of Common Stock will be the weighted average price of all shares of Common Stock purchased for Participants for that period plus brokerage commissions. Neither the Company or any stockholder has the authority or power to direct the time or price at which shares of Common Stock may be purchased or the selection of the broker or dealer through or from whom purchases are to be made. The Company will absorb all administrative expenses connected with the operation of the Plan (except brokerage commissions which shall be borne pro rata by the Participants). The Bank of Boston will hold the total shares of Common Stock purchased for all Participants in the name of its nominee and will have no responsibility for the value of such shares after their purchase.

14.	What accounts are maintained for Participants and what reports on these accounts do Participants receive?

The Internal Revenue Code of 1986, as amended, imposes certain reporting obligations upon brokers and other financial intermediaries. As a result, the Bank of Boston will be required to report to the Internal Revenue Service and the Participant any sales of stock by the Bank of Boston on behalf of a Participant.

The Bank of Boston will maintain a separate account for each Participant. All shares issued to a Participant under the Plan will be credited to the Participant’s account. The Bank of Boston will mail to each Participant a statement confirming the issuance of shares within fifteen days after the allocation of shares is made. The statement will show the amount of the dividend or distribution, the price at which shares were credited, the number of full and fractional shares credited, the number of shares previously credited and the cumulative total of shares credited. In addition, each Participant will receive copies of the Company’s annual and quarterly reports to stockholders proxy statements and dividend income information for tax purposes. The proxy card received by each Participant will represent shares held of record including shares held in the Plan account.

15.	Will certificates be issued for shares issued under the Plan?

No. Certificates for shares issued under the Plan will not be furnished to you until your account is terminated or unless you request certificates in writing for a specified number of shares credited to your Plan account. All written requests for certificates should be directed to the Bank of Boston, allowing two weeks for processing. The issuance of certificates of shares credited to a Plan account will not terminate your participation in the Plan. No certificate for a fractional share will be issued. If you terminate your participation in the Plan (see Question 19), the Bank of Boston will sell for your account any fractional share and send you a check for the proceeds.

16.	May a Participant deposit shares of Common Stock with the Bank of Boston for safekeeping?

A Participant may request, in writing, that his or her shares of Common Stock be deposited with the Bank of Boston for safekeeping. The Bank of Boston will credit the number of shares deposited to the Participant’s Plan account and will treat them in all respects in the same manner as shares purchased for the Participant’s Plan account. Certificates to be deposited should be sent by registered or certified mail to the Bank of Boston at the address set forth in the response to Question 3. Certificates should not be endorsed for deposit purposes.

17.	In whose name will certificates be registered when issued?

Accounts under the Plan are maintained in the name in which share certificates of the Participant were registered at the time the Participant entered the Plan. Certificates for whole shares issued at the request of a Participant will be similarly registered.

18.	What happens if the Company issues a stock dividend or declares a stock split?

Any stock dividends or split shares distributed by the Company on shares held by the Bank of Boston for the Participant will be credited to the Participant’s account.

19.	What happens if a Participant wishes to terminate participation?

You may terminate your participation in the Plan at any time by notifying the Bank and using the tear-off portion of your account statement. To be affective on any given dividend payment date, the notice to terminate must be received by the Bank of Boston before the record date for the dividend payment. All other dividends with a record date after receipt of your notification will be sent directly to you. Upon termination of your participation, you will receive a certificate for the number of full shares of Common Stock held for you by the Bank of Boston at no charge. At the same time, you will receive a check in payment for any fractional shares in your account, valued at the then current market price of the Company’s Common Stock, less any applicable brokerage commissions and any other costs of sale. If you prefer, you can request that your full shares of Common Stock held by the Bank of Boston be sold, and you will receive a check for the proceeds, less any applicable brokerage commissions, a service fee of $10.00, and any other costs of sale.

The Bank of Boston may terminate, for whatever reason at any time as it may determine in its sole discretion, a Participant’s enrollment in the Plan upon mailing a notice of termination to the Participant’s at his or her address as it appears on the Bank of Boston’s records. The Company and the Bank of Boston may suspend or terminate the Plan at any time upon notice in writing mailed to each.

20.	What are the Bank of Boston’s responsibilities under the Plan?

The Bank of Boston will not be liable under the Plan for any act done by the Bank of Boston in good faith or for any good faith failure to act including, without limitation, any claims for liability (a) arising out of failure to terminate a Participant’s participation in the Plan upon the Participant’s death prior to receipt of notice in writing of such death; (b) with respect to the prices as which shares are purchased or sold for the Participant’s account and the time such purchases or sales are made; and (c) relating to the value of the shares acquired for the Participant’s account.

MEDALLION FINANCIAL CORP.

Dividend Reinvestment Plan Authorization Card

I wish to participate in the Medallion Financial Corp. Dividend Reinvestment Plan (the “Plan”) and authorize Medallion Financial Corp. to forward to The First National Bank of Boston, as my agent the dividends due to me with respect to the shares of Medallion Financial Corp. common stock held in my name and designated below. I authorize First National Bank of Boston, as my agent, to reinvest my cash dividends and to purchase Medallion Financial Corp. common stock under the terms and conditions set forth in the plan as from time to time in effect and to have such common stock held by a nominee.

DIVIDENDS TO BE REINVESTED:

I wish to have dividends automatically reinvested as follows:

☐	Reinvest dividends for all shares of common stock held in my name.

☐	I wish to receive cash on shares of common stock held in my name. All other shares, including Plan shares, will have the dividends reinvested.

I also wish to have $             invested in the Plan and I have enclosed a check payable to The First National Bank of Boston for this amount.

Name (print)	SS#	Signature

Name (print)	SS#	Signature

Date